UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-22609 CUSIP NUMBER 749121109
(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
QWEST COMMUNICATIONS INTERNATIONAL INC. Full Name of Registrant
NOT APPLICABLE Former Name if Applicable
1801 CALIFORNIA STREET Address of Principal Executive Office (Street and Number)
DENVER, COLORADO 80202 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, Form N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:

        Qwest Communications International Inc. ("Qwest" or "we" or "us" or "our") has previously announced that it will be restating its financial statements for 2001 and 2000. Because the restatement is not complete and we cannot complete the 2002 or the 2003 financial statements that are impacted by the restatement, we will not be in a position to timely file our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 (our "June 30, 2003 10-Q"). We will file our June 30, 2003 10-Q when (1) we have completed our restatement, (2) KPMG has completed its audits of prior periods (2001 and 2000), (3) KPMG has completed an audit of 2002, (4) our chief executive officer and chief financial officer are able to make the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and (5) we have made the necessary filings containing the audited restated financial statements for 2001 and 2000, the audited financial statements for 2002, the restated results for the quarterly periods ended March 31, 2002 and June 30, 2002 and the unaudited results for the quarterly period ended March 31, 2003. We cannot state with certainty when these events will be completed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Stephen Brilz (Name)	303 (Area Code)	992-6244 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

AS OF THE DATE OF THIS REPORT, QWEST HAS NOT FILED ITS QUARTERLY REPORT ON FORM 10-Q FOR THE SECOND QUARTER ENDED JUNE 30, 2002, THE THIRD QUARTER ENDED SEPTEMBER 30, 2002 AND THE FIRST QUARTER ENDED MARCH 31, 2003, AND HAS NOT FILED ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Qwest anticipates significant changes in results of operations for the quarterly period ended June 30, 2003 compared to the corresponding period in 2002. However, as of the date of this filing, we cannot reasonably estimate the amount of the anticipated changes until, among other things, (1) we have completed our restatement of the 2000 and 2001 financial statements, (2) KPMG has completed its audits of these prior periods, (3) we have restated our results for the quarterly periods ended March 31, 2002 and June 30, 2002 and (4) KPMG has completed an audit of our 2002 financial statements.

QWEST COMMUNICATIONS INTERNATIONAL INC. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2003	By	/s/ OREN G. SHAFFER

			Name:	Oren G. Shaffer
			Title:	Vice Chairman and Chief Financial Officer